225 East Mason Street
Suite 802
Milwaukee, WI 53202-3657
www.eaglecapitalgrowthfund.com

June 10, 2020

Mr. Ken Ellington	[Email: ellingtonk@sec.gov]
Staff Accountant
U. S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F. Street, N.E.
Washington, D.C. 20549

Re:   Eagle Capital Growth Fund, Inc. (NYSE American:  GRF) (“Fund”)

Dear Mr. Ellington:

This letter responds to the various comments that we discussed on the phone on May 14, 2020 and subsequently.

 SEC comment 1: The average annual return from inception in the Financial Highlights appears to be 9% every year (market value and net asset value are the same and the return from inception is the same every year).  Please confirm if this information is correct.

Fund Response 1: The Fund confirmed the performance information in its 2019 Annual Report.  No changes are warranted.

SEC comment 2: Please explain why the Fund has not stated that it follows the accounting and reporting requirements of investment companies under ASC 946 (ASC 946-10-50-1).  Please include this disclosure in the Notes to Financial Statement – Note 1 – Organization going forward.

Fund Response 2: The Fund has reviewed the suggested language and intends to include the language in future shareholder reports in Note 2, Significant Accounting Policies.

SEC comment 3: Please explain why the audit opinion does not include the statement that the audit procedures included confirmation of securities at the balance sheet date, and describe whether this procedure was completed by the auditor (ICA Section 30(g)).  Please re-file the financial statements to include the missing information.

Fund Response 3: The Fund has reviewed the comment with its independent accounting firm.  The procedures were performed by the audit engagement team as part of the 2019, 2018 and 2017 audits prior to the issuance of the financial statements and no additional procedures were necessary to issue the opinion letters.  On June 5, 2020, the Fund refiled its 2019 N-CSR with the updated 2019 opinion letter, including the 2018 and 2017 letters as exhibits.

SEC comment 4: The fund has not included the signatures required by General Instruction F in Form N-CSR filings since 3/2/2009.  Please explain how the fund plans to correct this issue.

Fund Response 4: The Fund has reviewed the comment and refiled its 2019 N-CSR with the signature page.  Going forward, the Fund will include the signature page.

SEC comment 5: Please use the new format of Form N-CSR effective August 1, 2017.  See Investment Company Reporting Modernization Frequently Asked Questions #2.

Fund Response 5: The Fund has reviewed the comment and refiled its 2019 N-CSR on the new (8/1/2017) format.  Going forward, the Fund will use that format.

SEC comment 6: If the fund intends to rely on the Optional Internet Availability of Investment Company Shareholder Reports, please supplementally describe why the fund did not include the new disclosures related to the new rule in the 12/31/2019 annual report filed on March 5, 2020.  See Instruction 6(g) to Item 24 of Form N-2.

Fund Response 6: The Fund does not intend to rely upon the Optional Internet Availability of Investment Company Shareholder Reports to fulfill its shareholder reporting requirements prior to January 2022.

SEC comment 7: The factors and conclusions that formed the board of directors’ basis for the approval of the investment advisory contract during the Fund’s most recent fiscal year did not include enough reasonable detail and does not appear to be in compliance with Instruction 6(e) of Item 24 of Form N-2. Please explain why such disclosure was not included in the shareholder report.  Please update in Form N-CSRS going forward.

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Conclusory statements or a list of factors will not be considered sufficient disclosure. Relate the factors to the specific circumstances of the Fund and the investment advisory contract and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its decision to approve the contract.

Fund Response 7: All of the Fund’s Directors have been Directors of the Fund for many years, and the most junior one has been with the Fund since 2010.   The Board annually reviews the Gartenberg factors at its December Board meeting when the Investment Advisory Agreement is up for renewal.  Accordingly, the Board is knowledgeable about its duties and responsibilities in determining whether or not to renew the Investment Advisory Agreement.    We understand the SEC’s position with respect to specificity in discussing the Board’s consideration of the renewal of the Investment Advisory Agreement.   While we believe that the Fund’s commentary adequately and correctly captures the Board’s decisionmaking process, we will include more details in future SEC filings, beginning with the Fund’s upcoming Semi-Annual Report (N-CSRS).

SEC comment 8:  The Form N-CEN filed on 3/5/2020 is missing the Legal Entity Identifier (“LEI”) for the Series and Trust (Items B.1.d and C.1.c).  Please file an amended Form N-CEN that includes the missing information.

Fund Response 8: The Fund will include its LEI (549300W62OY0IQ0RFS14) in future N-CEN filings, and has provided the information on the Fund’s recently refiled 2019 N-CSR.

SEC comment 9: The investment performance on the Financial Highlights of the 2019 Annual Report has a format to the nearest percent, rather than to the nearest hundredth of a percent.

Fund Response 9: The Fund changed the reporting format in the 2019 N-CSR, in the amended filing, and will use that format going forward.

I trust that the foregoing is responsive to your various questions and comments.   If you have any questions, or need additional information, please let me know.

Very truly yours,

David C. Sims
Vice-President, Chief Financial Officer and Chief Compliance Officer

Email:	dave@simscapital.com
Office:	(414) 765-1107